# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: electroCore, Inc., CIK 0001560258
CUSIP: 28531P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 FORGE WAY, 200 FORGE WAY, ROCKAWAY, New Jersey (NJ), 07866
Date of event which requires filing of this statement: 03/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000908834-23-000171
Filed by CIK 0002003243

## Reporting persons
- Theofilos Charles Steve: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 358,557; shared voting power 85,973; sole dispositive power 358,557; shared dispositive power 85,973; aggregate amount beneficially owned 444,530 (6.2% of the class)
  Comment: The shares reported in rows 5 and 7 above include (i) 326,437 shares of Common Stock held in Charles Theofilos' IRA account and (ii) 32,120 shares of Common Stock issued to Charles Theofilos upon the vesting of deferred stock units. The shares reported in rows 6, 8, and 9 include 85,973 shares of Common Stock held in a joint account between Charles Theofilos and Kathryn Theofilos.
  
  The percentage in row 11 above is based on (i) 7,193,092 shares of Common Stock outstanding as of March 6, 2025, as described in the issuer's Form 10-K filed with the SEC on March 12, 2025.
- Kathryn Theofilos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,556; shared voting power 364,245; sole dispositive power 8,556; shared dispositive power 364,245; aggregate amount beneficially owned 372,801 (5.1% of the class)
  Comment: The shares reported in rows 5 and 7 above represent 8,556 shares of Common Stock held individually by Kathryn Theofilos. Rows 6, 8 and 9 above include (i) 85,973 shares of Common Stock held in a joint account between Charles and Kathryn Theofilos, (ii) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which Happy Holstein Management, LLC (HH Management) is the general partner, of which Kathryn Theofilos is the manager, (iii) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos is the manager, and (iv) 124,314 shares of Common Stock issuable upon exercise of pre-funded warrants held by HH Management. Excludes 1,427,463 shares of Common Stock issuable upon exercise of pre-funded warrants and warrants held by HH Management due to a 9.99% beneficial ownership limitation. See Item 4 for more information regarding the warrants and beneficial ownership limitations.
  
  The percentage in row 11 above is based on (i) 7,193,092 shares of Common Stock outstanding as of March 6, 2025, as described in the issuer's Form 10-K filed with the SEC on March 12, 2025 and (ii) 124,314 shares of Common Stock issuable upon exercise of pre-funded warrants held by HH Management.
- Happy Holstein Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 277,482; sole dispositive power 0; shared dispositive power 277,482; aggregate amount beneficially owned 277,482 (3.8% of the class)
  Comment: The shares reported in rows 6, 8 and 9 above include (i) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which HH Management is the general partner, of which Kathryn Theofilos is the manager, and (ii) 124,314 shares of Common Stock issuable upon exercise of pre-funded warrants held by HH Management. Excludes 1,427,463 shares of Common Stock issuable upon exercise of pre-funded warrants and warrants held by HH Management due to a 9.99% beneficial ownership limitation. See Item 4 for more information regarding the warrants and beneficial ownership limitations.
  
  The percentage in row 11 above is based on (i) 7,193,092 shares of Common Stock outstanding as of March 6, 2025, as described in the issuer's Form 10-K filed with the SEC on March 12, 2025 and (ii) 124,314 shares of Common Stock issuable upon exercise of pre-funded warrants held by HH Management.

## Item 1. Issuer
Name of issuer: electroCore, Inc.
Address of issuer's principal executive offices: 200 FORGE WAY, 200 FORGE WAY, ROCKAWAY, NEW JERSEY, 07866.

## Item 2. Person Filing
Name of person filing:
The names of the reporting persons are (i) Charles Steve Theofilos, M.D., (ii) Kathryn Theofilos, Dr. Theofilos' spouse, and (iii) Happy Holstein Management, LLC (HH Management), a Florida limited liability company (collectively, the Reporting Persons).

Explanatory note: The Reporting Persons initially reported their beneficial ownership of the issuer on Schedule 13G filed with the SEC on December 7, 2023, and subsequently reported their beneficial ownership on Schedule 13D with the SEC on December 18, 2023, as amended on June 7, 2024 (the Schedule 13D).

On March 21, 2025, the Reporting Persons determined that (i) they do not have beneficial ownership over the shares owned by the adult children of Charles Theofilos and Kathryn Theofilos as previously reported on the Schedule 13D, and (ii) pursuant to Rule 13d-1(h), the Reporting Persons are each eligible to again report their beneficial ownership of the issuer on Schedule 13G. This Schedule 13G is being filed to update the beneficial ownership of the Reporting Persons and to reflect the Reporting Persons' determination that they are now eligible to report on Schedule 13G, rather than Schedule 13D. Accordingly, this Schedule 13G shall amend and supersede the Schedule 13D.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 300 Village Square Crossing, Suite 102, Palm Beach Gardens, FL 33410.
Citizenship: Each of Charles Theofilos and Kathryn Theofilos are citizens of the United States. HH Management is organized in Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Charles Theofilos beneficially owns 444,530 shares of Common Stock. Kathryn Theofilos beneficially own 372,801 shares of Common Stock. HH Management beneficially owns 277,482 shares of Common Stock.

As of the date of this Schedule 13G (Amendment No. 1), HH Management holds warrants exercisable for an aggregate of 1,551,777 shares of Common Stock (the Warrants). The Warrants consist of: (i) 113,314 pre-funded warrants purchased by HH Management in July 2023; 283,285 common warrants purchased by HH Management in July 2023; (iii) 770,119 pre-funded warrants purchased by HH Management in June 2024; and (iv) 385,059 common warrants purchased by HH Management in June 2024. As noted in their terms, the Warrants may not be exercised if the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, would beneficially own more than 9.99% of the issuer's outstanding shares of Common Stock (the Beneficial Ownership Limitation). The foregoing description of the Warrants is qualified by the full text of such form of warrants which are attached as exhibits to this Schedule 13G (Amendment No. 1).

The beneficial ownership of the amounts for Kathryn Theofilos and HH Management above include 124,314 shares of Common Stock issuable upon exercise of Warrants held by HH Management. The amounts exclude 1,427,463 shares of Common Stock underlying Warrants held by HH Management that are not currently exercisable due to the Beneficial Ownership Limitation.
Percent of class:
Charles Theofilos beneficially owns 6.2% of the issuer's Common Stock. Kathryn Theofilos beneficially owns 5.1% of the issuer's Common Stock. HH Management beneficially owns 3.8% of the issuer's Common Stock.

The percentages are based on (i) 7,193,092 shares of Common Stock outstanding as of March 6, 2025, as described in the issuer's Form 10-K filed with the SEC on March 12, 2025, and (ii) 124,314 shares of Common Stock issuable upon exercise of pre-funded warrants held by Happy Holstein.
Sole power to vote or to direct the vote: Charles Theofilos has sole power to vote or to direct the vote with respect to 358,557 shares of Common Stock. Kathryn Theofilos has sole power to vote or to direct the vote with respect to 8,556 shares of Common Stock. HH Management has no sole power to vote or to direct the vote with respect to the issuer's shares of Common Stock.
Shared power to vote or to direct the vote: Charles Theofilos has shared power to vote or to direct the vote with respect to 85,973 shares of Common Stock. Kathryn Theofilos has shared power to vote or to direct the vote with respect to 364,245 shares of Common Stock. HH Management has shared power to vote or to direct the vote with respect to 277,482 shares of Common Stock.
Sole power to dispose or to direct the disposition: Charles Theofilos has sole power to dispose or to direct the disposition with respect to 358,557 shares of Common Stock. Kathryn Theofilos has sole power to dispose or to direct the disposition with respect to 8,556 shares of Common Stock. HH Management has no sole power to dispose or to direct the disposition with respect to the issuer's shares of Common Stock.
Shared power to dispose or to direct the disposition: Charles Theofilos has shared power to dispose or to direct the disposition with respect to 85,973 shares of Common Stock. Kathryn Theofilos has shared power to dispose or to direct the disposition with respect to 364,245 shares of Common Stock. HH Management has shared power to dispose or to direct the disposition with respect to 277,482 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Form of 2023 Pre-funded Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the issuer on July 31, 2023: https://www.sec.gov/Archives/edgar/data/1560258/000119380523001031/e618813_ex4-1.htm

Form of 2023 Common Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the issuer on July 31, 2023: https://www.sec.gov/Archives/edgar/data/1560258/000119380523001031/e618813_ex4-2.htm

Form of 2024 Pre-funded Warrant (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by the issuer on June 3, 2024: https://www.sec.gov/Archives/edgar/data/1560258/000119380524000740/e663679_ex4-3.htm

Form of 2024 Common Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the issuer on June 3, 2024: https://www.sec.gov/Archives/edgar/data/1560258/000119380524000740/e663679_ex4-2.htm

Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on December 7, 2023): https://www.sec.gov/Archives/edgar/data/1560258/000090883423000171/13g_theofolisex.htm

## Signatures
- Theofilos Charles Steve: /s/ Charles Theofilos, Charles Theofilos (03/24/2025)
- Kathryn Theofilos: /s/ Kathryn Theofilos, Kathryn Theofilos (03/24/2025)
- Happy Holstein Management, LLC: /s/ Kathryn Theofilos, Kathryn Theofilos, Manager (03/24/2025)